                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                               SCHEDULE 14D-1/A

                  TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                SCHEDULE 13D/A

                       UNDER THE SECURITIES ACT OF 1934

                        ZENITH ELECTRONICS CORPORATION


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                           (NAME OF SUBJECT COMPANY)

                              LG ELECTRONICS INC.
                             LG SEMICON CO., LTD.

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                                   (BIDDERS)

   Common Stock, par value $1.00 per share (Including the Associated Rights)

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                        (TITLE OF CLASS OF SECURITIES)

                                  989349 10 5

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                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                   K.S. Cho
                               Managing Director
                              LG Electronics Inc.
                                LG Twin Towers
                                20, Yoido-dong
                                Youngdungpo-gu
                             Seoul, Korea 150-721
                              011-82-2-3777-3480

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                              BEHALF OF BIDDERS)

                                   Copy to:
                                Scott J. Davis
                             Mayer, Brown & Platt
                           190 South LaSalle Street
                              Chicago, IL  60603
                                (312) 782-0600

     CUSIP NO.:                  14D-1 AND 13D
     989349105


 1NAMES OF REPORTING PERSONS
  S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS

  LG ELECTRONICS INC.          LG SEMICON CO., LTD.
  (NOT APPLICABLE)             (NOT APPLICABLE)

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 2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [_]

                                                        (B) [_]

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 3SEC USE ONLY

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 4SOURCE OF FUNDS

  BK, WC

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 5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(E) OR 2(F)
                                                           [_]

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 6CITIZENSHIP OR PLACE OF ORGANIZATION

  REPUBLIC OF KOREA

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 7AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  36,569,000*

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 8CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                           [_]

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 9PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

  57.68%*

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10TYPE OF REPORTING PERSON*

  CO

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*On July 17, 1995, LG Electronics Inc. (the "Purchaser") and Zenith Electronics
   Corporation (the "Company") entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which the Purchaser has agreed to purchase 16,500,000 newly issued shares of the Company's common stock, par value $1.00 per share, (the "Common Stock") for $10.00 per share (the "Issue Shares") and to commence an offer to purchase up to 18,619,000 additional shares of Common Stock for $10.00 per share from the Company's stockholders (the "Offer"). The Stock Purchase Agreement is more fully described in
   Section 14 of the Offer to Purchase, which was filed as Exhibit (a)(1) to the Original Schedule 14D-1 filed on July 21, 1995. Prior to July 17, 1995, the Purchaser beneficially owned 1,450,000 shares of Common Stock representing 3.09% of the outstanding shares of Common Stock. After the consummation of the Offer and the purchase of the Issue Shares, the Purchaser will beneficially own 57.68% of the outstanding shares of Common Stock.

                                                               Page 2 of 5 pages

     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Schedule 13D dated July 21, 1995, as amended (the "Schedule 14D-1") of LG Electronics Inc., a corporation organized under the laws of the Republic of Korea (the "Purchaser"), filed in connection with the Purchaser's offer to purchase up to 18,619,000 shares of the outstanding common stock, par value $1.00 per share (the "Common Stock"), of Zenith Electronics Corporation, a Delaware corporation (the "Company"), and the associated Common Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") upon the terms and subject to the conditions set forth in the Schedule 14D-1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 14D-1. LG Semicon Co., Ltd., a corporation organized under the laws of the Republic of Korea ("LG Semicon") and a majority owned subsidiary of Purchaser, hereby adopts the Schedule 14D-1 as amended hereby.

ITEM 2.  IDENTITY AND BACKGROUND.

     The information set forth in the "Source and Amount of Funds" and "Certain Information Concerning LG Semicon" sections of and Annex I to the Supplement dated October 10, 1995 (the "Supplement") to the Offer to Purchase dated July 21, 1995 is incorporated herein by reference.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     The information set forth in the "Contacts with the Company; Background of Offer" section of the Supplement is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in the "Source and Amount of Funds" section of the Supplement is incorporated herein by reference.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     The information set forth on the Cover Page of the Supplement and in the "Introduction" and "Plans for the Company" sections of the Supplement is incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in the "Source and Amount of Funds" and "Certain Information Concerning LG Semicon" sections of the Supplement is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "Source and Amount of Funds" and "Certain Information Concerning LG Semicon" section of the Supplement is incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in the "Certain Additional Information Concerning Purchaser" and "Certain Information Concerning LG Semicon" sections of the Supplement is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     The information set forth in the "Recent Developments" and "Litigation Relating to the Offer" sections of the Supplement is incorporated herein by reference.

     The information set forth in the Supplement is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Description
-----------    -----------

99(a)(10)      Supplement dated October 10, 1995 to the Offer to Purchase dated
               July 21, 1995.

99(a)(11)      Press Release Dated October 10, 1995.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 10, 1995


                                 LG ELECTRONICS INC.


                                 /s/ K.S. Cho
                                 ---------------------------------------
                                 Name: K.S. Cho
                                 Title: Managing Director



                                 LG SEMICON CO., LTD.


                                 /s/ Young-Pyo Bae
                                 ---------------------------------------
                                 Name: Young-Pyo Bae
                                 Title: Executive Director

                           EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

99(a)(10)      Supplement dated October 10, 1995 to the Offer to Purchase dated
               July 21, 1995.

99(a)(11)      Press Release Dated October 10, 1995.